EXHIBIT 5

July 29, 2004

Parker-Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124

Re:	Parker Hannifin Corporation Non-Employee

2003 Stock Incentive Plan

Ladies and Gentlemen:

I have acted as counsel for Parker-Hannifin Corporation, an Ohio corporation (the “Company”), in connection with its 2003 Stock Incentive Plan (“Plan”). I have examined such documents, records and matters of law as I have deemed necessary for purposes of this opinion, and based thereon, I am of the opinion that the shares of the Company’s Common Stock, par value $.50 per share (the “Common Shares”), that may be issued and sold pursuant to the Plan will be duly authorized, validly issued, fully paid and nonassessable when issued and sold in accordance with the Plan, provided that the consideration received by the Company is at least equal to the par value of the Common Shares.

Further, when issued in accordance with the Shareholder Protection Rights Agreement, dated January 31, 1997, between the Company and KeyBank National Association (“KeyBank”), as amended by the First Addendum to the Shareholder Protection Rights Agreement dated April 21, 1997, between the Company and Wachovia Bank of North Carolina N.A. (“Wachovia”), as successor to KeyBank, and by the Second Addendum to the Shareholder Protection Rights Agreement, dated June 15, 1999, between the Company and National City Bank, as successor to Wachovia (the “Rights Agreement”), the Rights (as defined in the Rights Agreement) will be validly issued.

I hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-8 that is being filed by the Company with the Securities and Exchange Commission regarding the Plan.

Very truly yours,

/s/ Thomas A. Piraino, Jr.
Thomas A. Piraino, Jr.
General Counsel